

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2011

Via E-mail
Bradley M. Colby
President and Chief Executive Officer
Eternal Energy Corp.
2549 West Main Street, Suite 202
Littleton, Colorado 80120

> **Re: Eternal Energy Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 7, 2011**
> **File No. 333-173927**

Dear Mr. Colby:

We have reviewed your amended registration statement and letter dated June 7, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

General

1.   We note your response to comment 5 in our letter dated May 23, 2011. We note your conclusion that Chapter 92A.120 of the Nevada Revised Statutes requires shareholder vote of only Eternal Sub Corp. and American Eagle as they are "constituent entities" and, in the case of American Eagle, a surviving domestic corporation. However, we note that Chapter 92A.120.1. states:

> After adopting a plan of merger, exchange or conversion, the board of directors of each domestic corporation that is a constituent entity in the merger or conversion, *or the board of directors of the domestic corporation whose shares will be acquired in the exchange*, must submit the plan of merger, *except as otherwise provided in NRS 92A.130* and 92A.180, the plan of conversion or the plan of exchange for approval by its stockholders who are entitled to vote on the plan in accordance with the provisions of this section. (Emphasis added.)

It appears, then, that your shareholders are entitled to vote on the transaction. Please revise your registration statement accordingly, or tell us why you do not need to. In addition, please tell us how American Eagle's shareholders' votes will be solicited.

2. In this regard, we reissue comment 4 in our letter dated May 23, 2011.

3. We note your response to comment 7 in our letter dated May 23, 2011. We further note Exhibit 99.2 and your disclosure at page F-29 that the "Company believes that the methodologies used by the independent consultant in preparing the relevant estimates *generally comply* with current Securities and Exchange Commission standards" (emphasis added). In respect of both Eternal Energy and American Eagle, please revise your disclosure to comply with the requirements set forth under Item 1200 of Regulation S-K, or tell us why you do not need to. We may have further comments upon receipt of your response.

4. In this regard, please ensure that Exhibit 99.2 complies with the requirements of Item 1202 of Regulation S-K. Please also remove the statement that "This report was prepared for the exclusive use of Eternal Energy Corporation and will not be released by MHA to any other parties without EERG's written permission," which constitutes an inappropriate limitation on reliance.

Exhibit 5.1

5. We note your response to comment 3 in our letter dated May 23, 2011. Please obtain and file a new opinion that is revised to explicitly state the number of shares that is covered by the opinion. In addition, if the assumptions are retained, please provide the basis for assuming "the due authorization by all requisite action, corporate or other…and the validity and binding effect thereof on such parties," as these assumptions appear to be legal predicates of the opinions set forth therein.

6. We note the limitation contained in the penultimate paragraph. Please obtain and file a revised opinion that speaks as of the date of effectiveness and does not disclaim the obligation to update the information between the time the opinion is signed and the effectiveness of the registration statement.

Closing Comments

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: <u>Via E-mail</u>
       Randolf W. Katz, Esq.
       Baker & Hostetler LLP
       600 Anton Boulevard, Suite 900
       Costa Mesa, California 92626